P.E. 10/31/01

FORM 6-K

02014528

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October

Transco plc
130 Jermyn Street
London SW1Y 4UR
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transco plc

Date: 31 October 2001

By: /s/ Maria Singleterry
Authorised Signatory

Transco

130 Jermyn Street
London SW1Y 4UR

Telephone 020 7389 3200
Fax 020 7389 3378

ANNOUNCEMENT MADE TO STOCK EXCHANGE

TRANSCO plc

PURCHASE OF SHARES BY TRUSTEES OF THE LATTICE GROUP LONG TERM INCENTIVE SCHEME ("LTIS")

Mourant & Co. Trustees Limited, as Trustees of the LTIS, purchased 3,310 ordinary shares of 10p each in Lattice Group plc on 29 October 2001. The shares were purchased at an average price of £1.54 per ordinary share.

The Executive Directors of the Company, being beneficiaries under the Trust, as with other employees, have a potential interest in the shares. However, these shares have been purchased for the purpose of immediate transfer to certain former employees who have left the Lattice Group due to special circumstances as defined in the Rules of the LTIS.

The Directors of Transco plc and Transco Holdings plc, being beneficiaries under the Trust, also have a temporary interest in the above shares.

30 October 2001